(AIG Letterhead)
September 15, 2011
VIA EDGAR CORRESPONDENCE
Mr. Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Re:	American International Group, Inc.
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 4, 2011
File No. 001-08787
Dear Mr. Riedler:
     Thank you for taking the time yesterday to discuss with me your letter dated September 1, 2011 with respect to American International Group, Inc.’s Form 10-Q for the quarterly period ended June 30, 2011. As indicated on our call, we are gathering information to prepare our written response and expect to be in a position to provide a response through an EDGAR filing no later than September 30, 2011.
     Thank you again for your consideration. If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.

Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President and Deputy General Counsel